UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 1069, Floor 5

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Catterton Investment Agreement

On August 20, 2020, Despegar.com, Corp., a British Virgin Islands business company (“Despegar” or the “Company”), entered into an Investment Agreement (the “Catterton Investment Agreement”) with LCLA Daylight LP, an affiliate of L Catterton Latin America, L.P. (the “Catterton Purchaser”). The Company has agreed to issue and sell to the Catterton Purchaser, pursuant to the Catterton Investment Agreement, 150,000 shares of the Company’s newly created Series A Preferred Shares, without par value (the “Series A Preferred Shares”), and warrants (the “Warrants”) to purchase 11 million of the Company’s ordinary shares, without par value (“Common Shares”), for an aggregate purchase price of $150 million.

On the terms and subject to the conditions set forth in the Catterton Investment Agreement, from and after the Catterton Closing Date (as defined below), the Catterton Purchaser will be entitled to appoint (i) one director to the Board of Directors of the Company (the “Board”) and (ii) one non-voting observer to the Board, in each case until such time as the Catterton Purchaser and its permitted transferees no longer hold (A) (i) at least 50% of the Series A Preferred Shares purchased by the Catterton Purchaser under the Catterton Investment Agreement and (ii) Warrants and/or Common Shares for which the Warrants were exercised that represent, in the aggregate and on an as exercised basis, at least 50% of the shares underlying the Warrants purchased by the Catterton Purchaser under the Catterton Investment Agreement or (B) if the Company has redeemed the Series A Preferred Shares in full (pursuant to the Company’s redemption right described below), Warrants and/or Common Shares for which the Warrants were exercised that represent, in the aggregate and on an as exercised basis, at least 50% of the shares underlying the Warrants purchased by the Catterton Purchaser under the Catterton Investment Agreement.

The Company expects that the purchase of the Series A Preferred Shares and Warrants pursuant to the Catterton Investment Agreement will, subject to the satisfaction of certain conditions, occur prior to or on September 19, 2020 (the “Catterton Closing Date”). The Catterton Investment Agreement (including the forms of Memorandum of Association and Articles of Association, the terms of the Series A Preferred Shares, Warrants and Registration Rights Agreement attached thereto) contains other customary covenants and agreements, including certain transfer restrictions, standstill and voting provisions and preemptive rights.

Terms of the Series A Preferred Shares

Dividends on each Series A Preferred Share will accrue at a rate of 10.0% per annum and will be payable semi-annually in arrears. Dividends are payable in cash subject to accrual of unpaid dividends (“Dividend Accrual”).

The Series A Preferred Shares will rank senior to the Common Shares with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

At any time on or after the third anniversary of the Catterton Closing Date but prior to the fourth anniversary of the Catterton Closing Date, the Company may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to 105.0% of the sum of the liquidation preference of $1,000 per Series A Preferred Share plus any Dividend Accruals per Series A Preferred Share (the “Liquidation Preference”), plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date. Any time on or after the fourth anniversary of the Catterton Closing Date but prior to the fifth anniversary of the Catterton Closing Date, the Company may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to 102.5% of the Liquidation Preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date. At any time after the fifth anniversary of the Catterton Closing Date, the Company may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to the Liquidation Preference plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date.

At any time on or after the fifth anniversary of the Catterton Closing Date, each holder of Series A Preferred Shares may, at its election, cause the Company to redeem all or part of such holder’s then outstanding Series A Preferred Shares in cash at a price equal to the Liquidation Preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date. In addition, if the Company undergoes a qualifying change of control, each holder of Series A Preferred Shares may, at its election, cause the Company to redeem all of such holder’s then outstanding Series A Preferred Shares in cash at a price equal to 110.0% of the Liquidation Preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date.

The Series A Preferred Shares are not convertible into Common Shares. Each holder of Series A Preferred Shares will have one vote per share on any matter on which holders of Series A Preferred Shares are entitled to vote separately as a class, whether at a meeting or by written consent. The holders of Series A Preferred Shares do not otherwise have any voting rights at any meetings of the Company’s shareholders or on any resolution of the Company’s shareholders.

The prior written approval of the holders of a majority of the Series A Preferred Shares outstanding at such time, acting together as a separate class, is required in order for the Company to (i) amend the Memorandum and Articles of Association in a manner that adversely affects the holders of Series A Preferred Shares, (ii) create or issue any shares, or any securities convertible or exchangeable into, or exercisable for shares, ranking senior or pari passu to the Series A Preferred Shares or issue any additional Series A Preferred Shares or increase the authorized number of Series A Preferred Shares, other than an additional financing meeting certain requirements, (iii) declare or pay any dividend or distribution, or repurchase or redeem any shares, subject to certain exceptions, including with respect to the Series A Preferred Shares, (iv) make any fundamental change in the nature of the business in which the Company is primarily engaged, (v) initiate, engage in or permit to occur (to the extent within the control of the Company), any liquidation, dissolution or winding up of the Company, (vi) continue or re-domicile the Company in any jurisdiction other than the British Virgin Islands, or (vii) take or permit certain of the foregoing with respect to the significant subsidiaries of the Company.

So long as the Catterton Purchaser holds any Series A Preferred Shares, the prior written consent of the Catterton Purchaser is required in order for the Company to (i) incur any indebtedness for borrowed money in excess of the greater of (x) $60 million, and (y) an amount equal to 1.0x the Company’s consolidated Adjusted EBITDA for the twelve month period ending at the end of the last quarter for which the Company has publicly reported financial results, (ii) sell, dispose of or enter into any exclusive license for any material asset (or group of related assets) of the Company or with a fair market value equal or greater to 10% of the Company’s consolidated total assets and (iii) enter into certain affiliate transactions, in each case subject to certain exceptions.

Warrants to Purchase Common Shares

Pursuant to the Catterton Investment Agreement, the Company has agreed to issue to the Catterton Purchaser, Warrants to purchase 11 million Common Shares at an exercise price of $0.01 per share, subject to certain customary anti-dilution adjustments provided under the Warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by the Company on the Common Shares. The Warrants expire ten years after the Catterton Closing Date.

Catterton Registration Rights Agreement

Pursuant to the Catterton Investment Agreement, upon the satisfaction of certain conditions precedent, the Company and the Catterton Purchaser will enter into a Registration Rights Agreement, pursuant to which the Catterton Purchaser will be entitled to customary registration rights with respect to the Common Shares for which the Warrants may be exercised.

The issuances of the Series A Preferred Shares and Warrants pursuant to the Catterton Investment Agreement are intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of the exemption provided by Section 4(a)(2) of the Securities Act.

The foregoing description of the Catterton Investment Agreement, the terms of the Series A Preferred Shares, the form of Memorandum of Association and Articles of Association, the form of Warrants and the form of Registration Rights Agreement and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the full text of the Catterton Investment Agreement (and the forms of Memorandum of Association and Articles of Association, the terms of the Series A Preferred Shares, Warrants and Registration Rights Agreement attached thereto) which is attached to this report as Exhibit 4.1, and is incorporated herein by reference.

Waha Investment Agreement

On August 20, 2020, Despegar entered into an Investment Agreement (the “Waha Investment Agreement”) with Waha LATAM Investments Limited (the “Waha Purchaser”), an affiliate of Waha Capital PJSC. The Company has agreed to issue and sell to the Waha Purchaser, pursuant to the Waha Investment Agreement, 50,000 shares of the Company’s newly created Series B Preferred Shares, without par value (the “Series B Preferred Shares”), for an aggregate purchase price of $50 million.

On the terms and subject to the conditions set forth in the Waha Investment Agreement, from and after the Waha Closing Date (as defined below), (i) the holders of a majority of the Series B Preferred Shares outstanding will be entitled to appoint one director to the Board and one non-voting observer to the Board, in each case, until such time as the Waha Purchaser no longer holds at least 50% of the Series B Preferred Shares purchased by the Waha Purchaser under the Waha Investment Agreement and (ii) in the event that the Waha Purchaser or the Company converts the Series B Preferred Shares to Common Shares in full, the Waha Purchaser will be entitled to appoint one director to the Board and one non-voting observer to the Board, in each case, until such time as the Waha Purchaser no longer holds at least 50% of the issued and outstanding Common Shares issued to the Waha Purchaser at the conversion date.

The Company expects that the purchase of the Series B Preferred Shares pursuant to the Waha Investment Agreement will occur prior to or on September 19, 2020 (the “Waha Closing Date”), subject to the satisfaction of certain conditions, including, among other things, the closing of an additional financing meeting certain requirements. The Waha Investment Agreement (including the terms of the Series B Preferred Shares and the Waha Shelf Registration Rights Agreement (as defined below)) contain other customary covenants and agreements, including certain transfer restrictions, standstill provisions and preemptive rights.

Terms of the Series B Preferred Shares

Dividends on each Series B Preferred Share will accrue at a rate of 4.0% per annum and will be payable quarterly in arrears. Dividends are payable, at the Company’s option, (i) in cash or (ii) by increasing the amount of accrued unpaid dividends in an amount equal to the amount of the dividend to be paid (“Dividend Accrual”).

The Series B Preferred Shares will rank senior to the Common Shares with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

The Series B Preferred Shares will be convertible, at the option of the holders, at any time into Common Shares at an initial conversion price of $9.251 per share and an initial conversion rate of 108.1081 Common Shares per Series B Preferred Share, subject to certain anti-dilution adjustments. At any time from the third to the fifth anniversary of the Waha Closing Date, if the volume weighted average price of the Common Shares exceeds $13.88 as may be adjusted pursuant to the Memorandum and Articles of Association, for at least 10 consecutive trading days, at the election of the Company, all of the Series B Preferred Shares will be convertible into the relevant number of Common Shares set forth in the Memorandum and Articles of Association. At any time from the fifth to the seventh anniversary of the Waha Closing Date, if the volume weighted average price of the Common Shares exceeds $12.49, as may be adjusted pursuant to the Memorandum and Articles of Association, for at least 10 consecutive trading days, at the election of the Company, all of the Series B Preferred Shares will be convertible into the relevant number of Common Shares set forth in the Memorandum and Articles of Association. In addition, at any time from the seventh anniversary of the Waha Closing Date, at the election of the Company, all of the Series B Preferred Shares will be convertible into the relevant number of Common Shares set forth in the Memorandum and Articles of Association.

At any time on or after the seventh anniversary of the Waha Closing Date, the Company may redeem all of the Series B Preferred Shares in cash at a price equal to the sum of (i) (x) the initial stated value of $1,000 per Series B Preferred Shares plus (y) any Dividend Accruals (such sum, the “Stated Value”) plus (ii), without duplication, any accrued and unpaid distributions to, but excluding, the redemption date.

If the Company undergoes a qualifying change of control prior to the seventh anniversary of the Waha Closing Date, the Company must redeem, subject to the right of each holder to convert its then outstanding Series B Preferred Shares into Common Shares, all of the then outstanding Series B Preferred Shares for a cash price per share equal to the greater of (x) 110.0% of the Stated Value plus, without duplication, any accrued and unpaid distributions to, but excluding, the redemption date, and (y) the amount such holder would have received in respect of the number of Common Shares that would be issuable upon conversion thereof. If the Company undergoes a qualifying change of control on or following the seventh anniversary of the Waha Closing Date, the Company must redeem, subject to the right of each holder to convert its then outstanding Series B Preferred Shares into Common Shares, all of the then outstanding Series B Preferred Shares for a cash price per share equal to the greater of (x) 100.0% of the Stated Value plus, without duplication, any accrued and unpaid distributions to, but excluding, the redemption date, and (y) the amount such holder would have received in respect of the number of Common Shares that would be issuable upon conversion thereof, subject to certain conditions.

The Series B Preferred Shares will vote on all matters together with the Common Shares on an as-converted basis. Until such time as the Waha Purchaser no longer holds at least 50% of the Series B Preferred Shares purchased by the Waha Purchaser under the Waha Investment Agreement, the prior written consent of the Waha Purchaser is required in order for the Company to (i) authorize, create or issue any shares senior to or on parity with the Series B Preferred Shares, excluding an additional financing meeting certain requirements; (ii) amend, modify or repeal any provision of the Memorandum and Articles of Association in a manner adverse to the Series B Preferred Shares; (iii) change the authorized number of directors of the Company; (iv) enter into certain affiliate transactions; (v) declare or pay any dividend or distribution with respect to any shares; (vi) redeem, purchase or otherwise acquire any Common Shares; (vii) liquidate, dissolve or wind up the affairs of the Company or any of its subsidiaries, effect a recapitalization or reorganization, or reincorporate the Company under the laws of a jurisdiction other than the British Virgin Islands; (viii) effect a conversion of the Company into a different legal form; and (ix) enter into any exclusive license for all or substantially all of the Company’s products or technologies to a third party, in each case subject to certain exceptions.

Waha Registration Rights Agreement

Pursuant to the Waha Investment Agreement, the Company and the Waha Purchaser will enter into a Shelf Registration Rights Agreement (the “Waha Shelf Registration Rights Agreement”), pursuant to which the Company will be required to file a Registration Statement on Form F-3 covering the resale of the Common Shares for which the Series B Preferred Shares may be converted.

The foregoing description of the Waha Investment Agreement, the terms of the Series B Preferred Shares, and the form of Waha Shelf Registration Rights Agreement and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the full text of the Waha Investment Agreement (and the forms of the terms of the Series B Preferred Shares and Waha Shelf Registration Rights Agreement attached thereto) which is attached to this report as Exhibit 4.2, and is incorporated herein by reference.

The issuance of the Series B Preferred Shares pursuant to the Waha Investment Agreement is intended to be exempt from registration under the Securities Act, by virtue of the exemption provided by Section 4(a)(2) of the Securities Act.

Amendment to the Amended and Restated Lodging Outsourcing Agreement with Expedia and Extension of Expedia’s Registration Rights

On August 20, 2020, Despegar and certain of its subsidiaries entered into an amendment with respect to the Amended and Restated Lodging Outsourcing Agreement, dated November 14, 2019, with Expedia, Inc. (“Expedia”). As a result of the impact on the global travel industry of COVID-19, the parties have agreed, among other things, to waive Expedia’s termination rights under the agreement relating to minimum bookings requirements during the ongoing pandemic through December 31, 2021, subject to certain conditions. Additionally, the Company has entered into a letter agreement with Expedia, extending its registration rights under the Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, for a period of two years beyond the expiration date of September 22, 2022. Copies of this amendment and letter agreement are attached to this report as Exhibits 4.3 and 4.4, respectively.

Exhibits

Exhibit No.	Description of Exhibit

4.1	Investment Agreement, dated as of August 20, 2020, by and between Despegar.com, Corp. and LCLA Daylight LP.

4.2	Investment Agreement, dated as of August 20, 2020, by and between Despegar.com, Corp. and Waha LATAM Investment Limited.

4.3	Amendment, dated as of August 20, 2020, to the Amended and Restated Lodging Outsourcing Agreement dated as of November 15, 2019 by and among Expedia, Inc., Travel Reservations S.R.L, Decolar.com, Inc., and certain subsidiaries of Decolar.com, Inc.

4.4	Letter Agreement, dated as of August 20, 2020, relating to the Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017 by Despegar.com, Corp. and the shareholders named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2020

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini

Name: Mariano Scagliarini

Title: General Counsel